82-4867

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

03 NOV 21 AM 7:21

03037592

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356
Date: 20 November 2003
Pages:
Including cover page

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

PR [signature]
Robyn Fry
General Counsel & Company Secretary

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

[signature] 11/21

Doc# 105059 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9|4|98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

20 November 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

Doc# 106999 v1

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/11/2003

TIME: 09:07:58

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Receives milestone from Merck on asthma project

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

82-4887

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

MERCK SHARP & DOHME
Merck Sharp & Dohme (Australia) Pty Limited
54-68 Ferndell Street South Granville NSW 2142

News release

Thursday, 20 November 2003

Amrad receives milestone from Merck on asthma project

Australian biotechnology company Amrad Corporation Ltd (ASX:AML) today announced it had received its first US$3 million milestone payment under its exclusive license and research collaboration with Merck Sharp & Dohme (Australia) Pty Limited (MSD). This brings the total amount received by Amrad under the collaboration to US$8 million since the agreement was signed in June 2003.

Amrad Chief Executive Officer, Dr Peter Smith, said the milestone payment was further proof that Amrad's reinvigorated business strategy was on target and that its science is delivering value.

"I am delighted to announce that we have met the first of several preclinical milestones in our R&D collaboration agreement with MSD. This is important not just because of the payment itself, but also because it demonstrates the capabilities of our Biologicals Research group here at Amrad in achieving excellent progress against the research objectives agreed with MSD," Dr Smith said.

In June, Amrad announced one of the largest biotechnology collaborations in Australian history, with potential milestones of US$112 million plus royalties. Amrad and MSD signed an exclusive licensing and multi-year research collaboration agreement to develop drugs with therapeutic potential in areas such as asthma, other types of respiratory disease and oncology.

Under the agreement Amrad and MSD are working together to investigate drug candidates, with MSD being solely responsible for all clinical development and marketing.

MSD Managing Director Will Delaat said MSD was pleased the initial preclinical milestone had been achieved on time and on target.

"This reinforces our confidence in the quality of Amrad's research, which we hope will help accelerate Merck's innovation and development efforts for advancing the treatment of asthma around the world," said Mr Delaat.

"The milestone payment also demonstrates the support local subsidiaries of global pharmaceutical companies can offer Australian biotechnology firms, such as Amrad, in bringing their research from the laboratory to the international market."

About Amrad

Amrad Corporation Limited is an Australian drug discovery and development based biotechnology company. Amrad's in-house R&D expertise is focused on priority projects in the areas of cytokine biology especially in the fields of inflammatory diseases, such as rheumatoid arthritis and asthma, as well as cancer.

Amrad has considerable intellectual property in this area covering targets such as VEGF-B, GM-CSFR, IL-13R and LIF. In October 2003 Amrad announced its intention to spin off its HIV and hepatitis programs. Further information about projects in drug discovery and development can be found at www.amrad.com.au.

About Merck Sharp & Dohme (Australia)
MSD is the subsidiary of global research-based pharmaceutical company Merck & Co., Inc. Operating in Australia for more than 50 years, MSD is among Australia's top 40 firms investing in research and development. The Amrad asthma collaboration builds on other significant collaborations between MSD and Australian researchers, including a vaccine now in final clinical trials that offers hope in the fight against cervical cancer. Further information on MSD can be found at msd-australia.com.au

Thursday, 20 November 2003

Contact:

Anne Hayward, Amrad	(03) 9208 4320 / (0419) 893 922
Virginia Nicholls, Merck Sharp & Dohme (Aust)	(02) 9795 9530 / (0414) 795 561